Eric D. Tanzberger
Senior Vice President / Chief Financial Officer and Treasurer

September 26, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated August 28, 2013 related to Service Corporation International's Form 10-K for the Year Ended December 31, 2012 filed February 13, 2013, Form 10-Q for the Quarter Ended June 30, 2013 filed July 25, 2013, and Response dated August 14, 2013

File No. 001-06402

Dear Mr. Spirgel:

This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated August 28, 2013 with respect to the above referenced filings.

We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff's comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company's goal is to resolve the Staff's comments in a timely manner that is acceptable to the Staff.

For your convenience, our response is prefaced by the Staff's comments in bold text.

Form 10-K for the Year Ended December 31, 2012

Goodwill, page 50

1.
We note your response to comment 2. Please tell us whether segment management receives discrete financial information by market or market group as that term is used on page 12 of your filing. If so, tell us why each market is not deemed a reporting unit.

Response:  We do not prepare discrete financial information related to our markets or market groups. While segment management regularly receives limited same-store data for market groups, such data by definition does not represent the entirety of a market or market group.

Form 10-Q for the Quarter Ended June 30, 2013

Critical Accounting Policies, page 51

2.
We note your response to comment 6, including your statement that when travel protection insurance is added to an arrangement, the revenue allocated to travel protection insurance is equal to the incremental proceeds for the total arrangement which also represents the stand-alone selling price for travel protection insurance. Please tell us why you are not allocating the proceeds of the arrangement based upon the relative selling prices of the cremation service, memorial merchandise and travel protection insurance components. Also tell us why the travel protection insurance is not deemed as an undelivered item within the arrangement. Refer to your basis in the accounting literature.

Response: In relation to our contracts that contain multiple-elements, we recognize revenue in accordance with ASC 605-25. Our cremation packages may offer multiple deliverables which consist of the cremation service, memorial merchandise and, when selected by the customer, travel protection insurance to be obtained from a third-party insurer. Travel protection insurance is generally entered into at the same time as the contract governing the cremation service and memorial merchandise. As such, all deliverables are considered to be part of one arrangement under ASC 605-25-25-5. However, we believe that each of the deliverables described above are separate units of accounting within that arrangement under ASC 605-25-25-3 as each has stand-alone value to the customer and there are no general rights of return on delivered items. As previously communicated, proceeds from revenue arrangements are allocated to the cremation service and memorial merchandise components based on relative selling price and, when travel protection insurance is added to an arrangement, the revenue historically allocated to travel protection insurance is equal to the stated price of the insurance policy. We believe the difference between recognizing revenue on the travel protection insurance using the stated price of the insurance policy and allocating the total proceeds between all units of accounting in the arrangement to not be material to our current period financial statements or any previously issued financial statement as the difference would amount to less than 0.1% of consolidated revenue. However, going forward, we will update our disclosures and allocate the total proceeds between all units of accounting in the arrangement, including travel protection insurance, based upon relative selling price.

In accordance with ASC 605-10-25, we recognize revenue associated with travel protection insurance sales when the revenue is realized or realizable and earned. In relation to the sale of travel protection insurance, the revenue is considered realized or realizable at the time of sale whereby the customer enters into a contract for the purchase of travel protection insurance, remits some or all of the contract selling price, and collectibility is considered reasonably assured. The revenue is earned when the obligation to the customer is fulfilled which occurs when we have arranged for the purchase of a policy from a third-party insurance company in the customer's name. The earnings process is complete at this point as we have no ongoing obligation to deliver additional services to the customer related to their purchase of travel protection insurance. At the time of need, we have no obligation to arrange for the transportation of the customer's remains, transport the customer's remains, or pay for the transportation of the customer's remains. Such obligation rests with the third-party insurance provider after we arrange for the purchase of the policy in the customer's name. This delineation of responsibility is clear in our preneed contract with the customer. Our responsibility is solely to arrange for purchase of the insurance policy from the named third-party insurer.

3.	Additionally, with respect to the travel protection insurance, tell us if you have assumed insurance risk in the arrangements or are acting as an agent on behalf of an insurance company.

Response: We have not assumed any insurance risk with regard to travel protection insurance. Our obligation to the customer is to purchase a policy from a third-party insurance company in the customer's name. We do not receive agency revenue from the third-party insurer, but rather purchase the insurance policy from the named third-party insurer and collect revenue from the customer.

Cemetery Results, page 50

4.
We note your response to comment 7. Based on your recent earnings call, it appears that your cemetery revenues are affected by the number of projects constructed for which you receive 10% or more of the sales price from the customer. Additionally, the selling costs which impact gross profits are driven by the price of the property sold during the period and the mix of inside and outside sales. We further note from page 52 of your Form 10-K that in situations in which you have no further obligation or involvement related to the merchandise, you recognize revenues and record the cost of sales upon the earlier of vendor storage of these items or delivery in your cemetery. To improve your investor's understanding of your operations, please address these factors in your discussion of cemetery revenues and consolidated cemetery gross profits. Please provide us your proposed disclosure.

Response: We will revise our disclosures in future filings to address these factors in our discussion of cemetery revenues and gross profits if the factors are significant components of the changes in revenues and/or gross profits in the current period. Generally, the disclosures will read as follows (with appropriate updates to reflect the current period):

Cemetery Revenue

Consolidated revenues from our cemetery operations increased $20.8 million, or 5.5%, in the first half of 2013 compared to the same period in 2012 primarily as a result of the increase in comparable revenues described below. The increase was partially offset by a decline of $0.4 million in revenues contributed by non-strategic assets that were divested throughout 2013 and 2012. Comparable cemetery revenues increased $21.2 million, or 5.6%, primarily as a result of strong cemetery preneed property production for which construction was completed and we received at least 10% of the sales price from the customer during the first half of 2013, an increase of $3.1 million in revenue recognized for merchandise delivered or stored with a vendor on preneed contracts and higher atneed revenues.

Cemetery Gross Profits

Consolidated cemetery gross profits increased $11.1 million, or 15.0%, in the first half of 2013 compared to the same period in 2012. This increase is primarily the result of the increase in comparable gross profits described below.

Comparable cemetery gross profits increased $11.3 million, or 15.3%, and gross margin percentage increased from 19.5% to 21.3% in the first half of 2013 compared to the same period in 2012. This increase is primarily the result of higher revenues mentioned above, partially offset by a $7.4 million increase in comparable selling costs impacted by higher unrecognized revenues related to preneed property sales and the mix in the types and prices of property sold during the period. Gross profits were also negatively impacted by a $2.6 million increase in allocated overhead expenses including investments in our sales support infrastructure.

* * * * * * *

In connection with our response to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company's goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP